

May 10, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (609) 219-1238

Joseph A. Falsetti
President & Chief Executive Officer
Ascendia Brands, Inc.
100 American Metro Boulevard, Suite 108
Hamilton, New Jersey 08619

> **Re: Ascendia Brands, Inc.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed April 6, 2007**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed April 20, 2007**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 20, 2007**
> **File Nos. 001-32187**

Dear Mr. Falsetti:

    We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Revised Information Statement on Schedule 14C filed April 6, 2007
Issuance of Securities, page 3
Amendment of Senior Secured Convertible Notes

1. We note your statement that the interest rate on the notes may increase from 9% to 13% "upon on the nonoccurrence of certain specified events." Please augment your discussion to disclose the events that would cause the interest rate to adjust.

Preliminary Revised Information Statement on Schedule 14C filed April 20, 2007
General

2. We note that your initial filing stated that you paid redemption fees of $750,000

in conjunction with your redemption of $15 million in principal amount of the prior notes, while your amendment states that $6,464,000 million of such fees were paid. Please confirm that the amount disclosed in your amendment is correct and, if so, revise your disclosure to clarify whether these fees were paid in cash, through a reduction in the principal amount of redeemed notes, or otherwise.

3. We note your revised disclosure in response to comment 2 of our letter dated March 20, 2007, stating that the prior notes were exchanged "as required by our secured lenders." Please briefly expand upon your disclosure to discuss why this exchange was required by your secured lenders.

4. We note that you redeemed $15 million in principal amount of senior convertible notes at the same time you issued $10 million in principal amount of senior convertible notes to a separate investor while paying $6,454,000 in redemption fees. Please revise to disclose the purpose of these transactions and to disclose in the information statement that the provisions of the notes issued to Watershed are substantially identical to those hereby exchanged with Prencen Lending.

5. We note your response to comment 3 of our letter dated March 20, 2007. It appears that your cash proceeds from the February 9, 2007, transactions were $10 million pursuant to the Watershed Securities Purchase Agreement, as well as an unspecified additional amount pursuant to the credit agreement. Please revise your disclosure to specify the sources of funds as well as their allocation. Similarly revise your Preliminary Information Statement on Schedule 14C that was initially filed on April 20, 2007.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Herbert Henryson II (*via facsimile* 212/986-0604)
Wolf, Block, Schorr and Solis-Cohen LLP
250 Park Avenue
New York, New York 10177